EXHIBIT 99.1

Brookfield Business Partners Reports Second Quarter 2025 Results

BROOKFIELD, NEWS, Aug. 01, 2025 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC) announced today financial results for the quarter ended June 30, 2025.

“We had an active quarter, reaching an agreement on the sale of a partial interest in three businesses, investing $300 million to acquire two market-leading businesses, and repurchasing an additional 2.2 million of common equity at highly accretive levels,” said Anuj Ranjan, CEO of Brookfield Business Partners. “The strength of our financial results in an uneven macroeconomic environment underscores the resilience of our operations, while progress on our value creation plans and capital recycling initiatives enable us to continue compounding growth for investors.”

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions (except per unit amounts), unaudited	2025	2024	2025	2024
Net income (loss) attributable to Unitholders[1]	$26	$(20)	$106	$28
Net income (loss) per limited partnership unit[2]	$0.12	$(0.10)	$0.49	$0.13

Adjusted EBITDA[3]	$591	$524	$1,182	$1,068

Net income attributable to Unitholders for the three months ended June 30, 2025 was $26 million ($0.12 per limited partnership unit), compared to net loss of $20 million (loss of $0.10 per limited partnership unit) in the prior period.

Adjusted EBITDA for the three months ended June 30, 2025 was $591 million, compared to $524 million in the prior period reflecting increased performance on a same store basis and contribution from recently completed acquisitions. Prior period results included $71 million of contribution from disposed operations including our offshore oil services’ shuttle tanker operation which was sold in January 2025.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2025	2024	2025	2024
Industrials	$307	$213	$611	$441
Business Services	205	182	418	387
Infrastructure Services	109	157	213	300
Corporate and Other	(30)	(28)	(60)	(60)
Adjusted EBITDA	$591	$524	$1,182	$1,068

Our Industrials segment generated Adjusted EBITDA of $307 million for the three months ended June 30, 2025, compared to $213 million during the same period in 2024, benefiting from strong operating performance at our advanced energy storage operation. Current period results included $71 million of tax recoveries as well as contribution from recent acquisitions including our electric heat tracing systems manufacturer which was acquired in January 2025. Prior period results included contribution from our Canadian aggregates production operation which was sold in June 2024.

Our Business Services segment generated Adjusted EBITDA of $205 million for the three months ended June 30, 2025, compared to $182 million during the same period in 2024 which reflected the impact of reduced contribution from our dealer software and technology services operation in the prior period. Prior period results included contribution from our road fuels operation which was sold in July 2024.

Our Infrastructure Services segment generated Adjusted EBITDA of $109 million for the three months ended June 30, 2025, compared to $157 million during the same period in 2024 primarily reflecting the sale of our offshore oil services’ shuttle tanker operation in January 2025.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2025	2024	2025	2024
Adjusted EFO
Industrials	$154	$206	$284	$386
Business Services	105	86	222	254
Infrastructure Services	38	76	204	148
Corporate and Other	(63)	(79)	(131)	(168)

Adjusted EFO included the benefit of lower interest expense due to a reduction in corporate borrowings compared to the prior period. Industrials Adjusted EFO reflected the impact of higher interest expense related to the funding of a distribution received from our advanced energy storage operation during the current year. Adjusted EFO in the prior period included $103 million of net gains related to the disposition of our Canadian aggregates production operation and the sale of public securities.

Strategic Initiatives

  Capital Recycling
  In July, we completed the previously announced sale of a partial interest in three businesses to a new evergreen private equity fund managed by Brookfield Asset Management. In exchange, BBU will receive units of the new evergreen fund with an initial redemption value of approximately $690 million, representing an aggregate 8.6% discount to net asset value (NAV) of the interests sold. In the 18-month period following the initial close of the new evergreen fund, the units are expected to be redeemed for cash.
  Canadian Mortgage Lender
  In July, we entered into a partnership to privatize First National Financial Corporation, a leading publicly-listed Canadian residential and multi-family mortgage lender, for $2.7 billion. The transaction is expected to be funded with approximately $1.3 billion of equity, of which BBU’s share is expected to be approximately $145 million for an 11% interest in the business. The transaction is expected to close later this year, subject to obtaining the required shareholder, court and regulatory approvals and the satisfaction of other customary closing conditions.
  Specialty Consumables and Equipment Manufacturer
  In May, we completed the previously announced acquisition of Antylia Scientific, a leading manufacturer and distributor of critical consumables and testing equipment serving life sciences and environmental labs for approximately $1.3 billion. BBU invested $168 million for a 26% interest.
  Unit Repurchase Program
  During the quarter, we invested $56 million to repurchase 2.2 million units and shares of Brookfield Business Partners at an average price of approximately $25 per unit and share. Since the start of the year, our buyback program has returned $157 million to owners through the repurchase of 6.5 million units and shares under our normal course issuer bid (NCIB), which we plan to renew once it expires later this month.

Liquidity

We ended the quarter with approximately $2.3 billion of liquidity at the corporate level, including $2.2 billion of availability on our credit facilities. Pro forma for announced and recently closed transactions, corporate liquidity is approximately $2.9 billion.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 29, 2025 to unitholders of record as at the close of business on August 29, 2025.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited interim condensed consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:
1 Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
2 Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three and six months ended June 30, 2025 which were 88.9 million and 84.5 million, respectively (June 30, 2024: 74.3 million and 74.3 million, respectively).
3 Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included in this news release.
4 Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ second quarter 2025 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on August 1, 2025 at 10:00 a.m. Eastern Time at BBU2025Q2Webcast or participants can preregister at BBU2025Q2ConferenceCall. Upon registering, participants will be emailed a dial-in number and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	June 30, 2025		December 31, 2024

Assets
Cash and cash equivalents		$3,329		$3,239
Financial assets		11,658		12,371
Accounts and other receivable, net		7,148		6,279
Inventory and other assets		5,808		5,728
Property, plant and equipment		10,591		13,232
Deferred income tax assets		1,959		1,744
Intangible assets		19,158		18,317
Equity accounted investments		2,397		2,325
Goodwill		13,287		12,239
Total Assets		$75,335		$75,474

Liabilities and Equity
Liabilities
Corporate borrowings		$1,116		$2,142
Accounts payable and other		13,766		16,691
Non-recourse borrowings in subsidiaries of the partnership		42,493		36,720
Deferred income tax liabilities		2,639		2,613

Equity
Limited partners	$2,291		$1,752
Non-controlling interests attributable to:
Redemption-exchange units	1,330		1,644
Special limited partner	—		—
BBUC exchangeable shares	1,805		1,721
Preferred securities	740		740
Interest of others in operating subsidiaries	9,155		11,451
		15,321		17,308
Total Liabilities and Equity		$75,335		$75,474

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Revenues	$6,695	$11,946	$13,444	$23,961
Direct operating costs	(5,465)	(10,928)	(10,867)	(21,806)
General and administrative expenses	(271)	(307)	(582)	(624)
Interest income (expense), net	(801)	(778)	(1,571)	(1,574)
Equity accounted income (loss)	23	31	15	54
Impairment reversal (expense), net	(14)	—	(14)	10
Gain (loss) on dispositions, net	6	84	220	99
Other income (expense), net	(103)	(100)	(186)	16
Income (loss) before income tax	70	(52)	459	136
Income tax (expense) recovery
Current	(119)	(122)	(316)	(212)
Deferred	184	239	248	344
Net income (loss)	$135	$65	$391	$268
Attributable to:
Limited partners	$11	$(7)	$41	$10
Non-controlling interests attributable to:
Redemption-exchange units	6	(6)	29	9
Special limited partner	—	—	—	—
BBUC exchangeable shares	9	(7)	36	9
Preferred securities	13	13	26	26
Interest of others in operating subsidiaries	96	72	259	214

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Three Months Ended June 30, 2025
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$253	$(173)	$95	$(40)	$135

Add or subtract the following:
Depreciation and amortization expense	208	175	384	—	767
Impairment reversal (expense), net	—	—	14	—	14
Gain (loss) on dispositions, net	(6)	—	—	—	(6)
Other income (expense), net[1]	(200)	76	229	(2)	103
Income tax (expense) recovery	9	10	(76)	(8)	(65)
Equity accounted income (loss)	(5)	(4)	(14)	—	(23)
Interest income (expense), net	238	142	401	20	801
Equity accounted Adjusted EBITDA[2]	28	40	20	—	88
Amounts attributable to non-controlling interests[3]	(320)	(157)	(746)	—	(1,223)
Adjusted EBITDA	$205	$109	$307	$(30)	$591

Notes:
1 Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $236 million of net gain recognized upon the deconsolidation of our healthcare services operation, $183 million of expenses related to employee incentive payments linked to the realization of value at our advanced energy storage operation, $59 million of net revaluation losses, $57 million of business separation expenses, stand-up costs and restructuring charges, $19 million of net loss on debt modification and extinguishment, $3 million of transaction costs and $18 million of other expenses.
2 Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
3 Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Six Months Ended June 30, 2025
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$253	$(17)	$240	$(85)	$391

Add or subtract the following:
Depreciation and amortization expense	430	340	727	—	1,497
Impairment reversal (expense), net	—	—	14	—	14
Gain (loss) on dispositions, net	(6)	(214)	—	—	(220)
Other income (expense), net[1]	(132)	(3)	322	(1)	186
Income tax (expense) recovery	27	35	25	(19)	68
Equity accounted income (loss)	(8)	22	(29)	—	(15)
Interest income (expense), net	468	291	767	45	1,571
Equity accounted Adjusted EBITDA[2]	52	73	35	—	160
Amounts attributable to non-controlling interests[3]	(666)	(314)	(1,490)	—	(2,470)
Adjusted EBITDA	$418	$213	$611	$(60)	$1,182

Notes:
1 Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $236 million of net gain recognized upon the deconsolidation of our healthcare services operation, $183 million of expenses related to employee incentive payments linked to the realization of value at our advanced energy storage operation, $135 million of business separation expenses, stand-up costs and restructuring charges, $125 million of unrealized gains recorded on reclassification of property, plant and equipment to finance leases at our offshore oil services operation, $110 million of net revaluation losses, $38 million of transaction costs, $22 million of net loss on debt modification and extinguishment and $59 million of other expenses.
2 Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
3 Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Three Months Ended June 30, 2024
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$(5)	$(92)	$216	$(54)	$65

Add back or deduct the following:
Depreciation and amortization expense	248	222	339	—	809
Gain (loss) on dispositions, net	—	—	(84)	—	(84)
Other income (expense), net[1]	51	22	26	1	100
Income tax expense (recovery)	(17)	4	(91)	(13)	(117)
Equity accounted income (loss)	(5)	(11)	(15)	—	(31)
Interest income (expense), net	253	178	309	38	778
Equity accounted Adjusted EBITDA[2]	18	44	15	—	77
Amounts attributable to non-controlling interests[3]	(361)	(210)	(502)	—	(1,073)
Adjusted EBITDA	$182	$157	$213	$(28)	$524

Notes:
1 Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $82 million related to provisions recorded at our construction operation, $49 million of net gains on debt modification and extinguishment, $41 million of business separation expenses, stand-up costs, and restructuring charges, $21 million of net revaluation gains, $8 million of transaction costs and $39 million of other expenses.
2 Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
3 Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Six Months Ended June 30, 2024
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$235	$(157)	$314	$(124)	$268

Add back or deduct the following:
Depreciation and amortization expense	502	434	681	—	1,617
Impairment reversal (expense), net	(4)	(12)	6	—	(10)
Gain (loss) on dispositions, net	(15)	—	(84)	—	(99)
Other income (expense), net[1]	(89)	4	58	11	(16)
Income tax expense (recovery)	7	1	(118)	(22)	(132)
Equity accounted income (loss), net	(6)	(15)	(33)	—	(54)
Interest income (expense), net	505	358	636	75	1,574
Equity accounted Adjusted EBITDA[2]	35	83	31	—	149
Amounts attributable to non-controlling interests[3]	(783)	(396)	(1,050)	—	(2,229)
Adjusted EBITDA	$387	$300	$441	$(60)	$1,068

Notes:
1 Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $179 million of net revaluation gains, $82 million related to provisions recorded at our construction operation, $61 million of business separation expenses, stand-up costs and restructuring charges, $50 million of other income related to a distribution at our entertainment operation, $38 million of net gains on debt modification and extinguishment, $29 million of transaction costs and $79 million of other expenses.
2 Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
3 Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reports Second Quarter 2025 Results

Brookfield, News, August 1, 2025 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the quarter ended June 30, 2025.

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2025	2024	2025	2024

Net income (loss) attributable to Brookfield Business Partners	$(120)	$124	$(178)	$(26)

Net loss attributable to Brookfield Business Partners for the three months ended June 30, 2025 was $120 million, compared to net income of $124 million during the same period in 2024. Current period results included $176 million of remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS and a net gain recognized upon the deconsolidation of our healthcare services operation due to loss of control. Prior period results reflect the impact of reduced contribution from our construction operation. As at June 30, 2025, the exchangeable and class B shares were remeasured to reflect the closing price of $25.93 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on September 29, 2025 to shareholders of record as at the close of business on August 29, 2025.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	June 30, 2025		December 31, 2024

Assets
Cash and cash equivalents		$613		$1,008
Financial assets		290		353
Accounts and other receivable, net		3,234		3,229
Inventory, net		26		52
Other assets		517		627
Property, plant and equipment		181		2,480
Deferred income tax assets		236		197
Intangible assets		5,980		5,966
Equity accounted investments		187		198
Goodwill		5,018		4,988
Total Assets		$16,282		$19,098

Liabilities and Equity
Liabilities
Accounts payable and other		$2,981		$5,276
Non-recourse borrowings in subsidiaries of the company		7,940		8,490
Exchangeable and class B shares		1,815		1,709
Deferred income tax liabilities		967		988

Equity
Brookfield Business Partners	$(159)		$(59)
Non-controlling interests	2,738		2,694
		2,579		2,635
Total Liabilities and Equity		$16,282		$19,098

Brookfield Business Corporation
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Revenues	$1,860	$1,929	$3,826	$3,794
Direct operating costs	(1,695)	(1,860)	(3,484)	(3,512)
General and administrative expenses	(69)	(77)	(144)	(141)
Interest income (expense), net	(212)	(203)	(431)	(413)
Equity accounted income (loss)	2	2	5	3
Impairment reversal (expense), net	—	—	—	(2)
Remeasurement of exchangeable and class B shares	(176)	237	(183)	126
Other income (expense), net	236	(59)	202	(70)
Income (loss) before income tax	(54)	(31)	(209)	(215)
Income tax (expense) recovery
Current	14	16	(9)	(28)
Deferred	17	55	60	109
Net income (loss)	$(23)	$40	$(158)	$(134)
Attributable to:
Brookfield Business Partners	(120)	124	(178)	(26)
Non-controlling interests	$97	$(84)	$20	$(108)

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices and volatility in the financial markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; business competition, including competition for acquisition opportunities; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; changes to U.S. laws or policies, including changes in U.S. domestic and economic policies as well as foreign trade policies and tariffs; technological change; litigation; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; operational, or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations; changes in government policy and legislation; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; changes in tax law and practice; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2024 filed on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of a Non-IFRS Measure

This news release contains references to a Non-IFRS measure. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the second quarter ended June 30, 2025 furnished on Form 6-K.